UNITED STATES OF AMERICA
               SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.


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                                   :
In the Matter of                   :
                                   :                SECOND
ENTERGY CORPORATION                :         CERTIFICATE PURSUANT
ENTERGY POWER, INC.                :              TO RULE 24
                                   :
File No.  70-8871                  :
                                   :
(Public Utility Holding Company    :
   Act of 1935)                    :
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     This is to certify, pursuant to Rule 24 under the Public

Utility Holding Company Act of 1935, as amended, that the

transactions described below, which were transactions proposed by

Entergy Corporation ("Entergy") and Entergy Power, Inc., ("EPI")

in their joint Declaration on Form U-1, as amended, in the above

File (the "Declaration"), have been carried out in accordance with the terms and conditions of, and for the purposes

represented by, said Declaration, and pursuant to the Order of the Securities and Exchange Commission with respect thereto,

dated August 2, 1996 (the "Order").

     Pursuant to the Order, on August 2, 1996, EPI sold a portion of its undivided ownership interest in Unit No. 2 of the

Independence Steam Electric Generating Station and certain

related assets (the "ISES 2 Interest") to City Water & Light

Plant of Jonesboro for a total purchase price of $37.8 million.

On August 8, 1996, EPI made a cash payment to Entergy in the amount of $25 million out of the proceeds from the sale of the

ISES 2 Interest.  EPI applied the remaining proceeds from the sale to its general corporate purposes.

     Filed herewith and incorporated herein by reference is the following exhibit:

     Exhibit F-1 - Post-effective Opinion of Counsel to EPI



     IN WITNESS WHEREOF, the undersigned companies have caused

this certificate to be executed this 20TH day of January, 1999.



                              ENTERGY CORPORATION



                              By: /s/ Michael G. Thompson
                                  Michael G. Thompson
                                  Senior Vice President,
                                  General Counsel & Secretary



                              ENTERGY POWER, INC.


                              By: /s/ Michael G. Thompson
                                 Michael G. Thompson
                                 Vice President and Secretary